INVESTMENT ADVISORY AGREEMENT BETWEEN

VOLUMETRIC FUND, INC.,

AND

VOLUMETRIC ADVISERS, INC.

This Investment Advisory Agreement effective as of February 1, 2026, between Volumetric Fund, Inc. (“Fund”), a mutual fund, and Volumetric Advisers, Inc., a New York corporation, hereinafter called the “Adviser”.

Whereas, the Fund desires to avail itself of the experience, sources of information, advice, assistance, and certain facilities available to the Adviser and to have the Adviser undertake certain duties and responsibilities and to perform certain services on behalf of the Fund, as provided herein; and

Whereas the Adviser is willing to undertake to render such services on the terms and conditions hereinafter set forth;

Now therefore, in consideration of the premises and mutual covenants herein contained, it is agreed as follows:

1.	Services of The Adviser. The Adviser shall administer the day-to-day investment operations of the Fund; the Adviser shall have full discretion of investment decision and trade executions pertaining to the Fund; shall serve as the Fund’s investment adviser and consultant in connection with policy decisions to be made by the Board of Directors of the Fund, hereinafter referred as the “Board”; shall investigate select and, on the behalf of the Board, conduct relations with consultants, accountants, attorneys, brokers, underwriters, corporate fiduciaries, custodians, insurance agents, banks, transfer agent, distributor and other participants and persons needed for the operation of the Fund; shall assist the Fund’s transfer agent for its shareholders; shall provide office space and office equipment and necessary executive and clerical personnel for the performance of the forgoing services and assumes the expenses of the same; shall issue quarterly reports of the Fund’s performance.

The Adviser, upon approval of the Fund’s Board of Directors, may outsource and delegate any operational responsibilities of the Adviser, to a third-party. This may include, but is not limited to transfer agency functions, fund accounting, fund administration, distribution, or any other services provided by the Adviser. However, this authorization does not include discretion of investment decision or investment advisory services and trade executions, pertaining to the Fund. The Adviser is responsible for paying any and all such third-party services fees, not the Fund.

2.	Expenses of The Fund. The Advisers shall pay all operation expenses of the Fund. These include: salaries of personnel, research, data processing, printing, postage, franchise taxes, consultants’ fees, clerical, administrative, marketing and advertising expenses, custodian, registration, auditing, approved third-party services, and bank fees; also, legal fees associated with registration, and fidelity bonding for officers, as required by the Investment Company Act of 1940.

The Adviser shall not pay those expenses of the Fund which are related to legal suits against the Fund or if the Fund is required to pay excise or income taxes or penalties associated with those taxes. The Adviser shall not pay brokerage commissions or Security and Exchange Commission (“SEC”) transaction fees. These are considered investment and not operation expenses.

3.	Relationship of Fund and Adviser Officers. Officers and employees of the Adviser may serve as officers of the Fund.

4.	Compensation. As compensation of its services, the Fund shall pay the Adviser a management fee, payable monthly, at the annual rate of:

•	2.00% of the average daily net assets of the Fund on the first $10 million of the average daily net assets;
•	1.90% of such net assets from $10 million to $25 million;
•	1.80% of such net assets from $25 million to $50 million;
•	1.50% of such net assets from $50 million to $100 million,
•	1.25% of such net assets over $100 million.

The daily management fee shall be determined in the following manner; based on the Fund’s net assets and using the appropriate rate the annualized management fee is calculated and then divided by 365 or 366 in leap years. The management fee calculation uses the opening total net assets for that day. Management fees for weekend days and other days the NYSE is closed for business, will be calculated and accrued the day the NYSE reopens. Fees are not prepaid.

5.	Freedom of Officers of Adviser. Nothing in this contract shall limit or restrict the right of any director, officer or employee of the Adviser who may also be a director, officer, or employee of the Fund to engage in any other business or to render services of any kind to any other corporation, firm or individual.

6.	Responsibility of Adviser. The Adviser assumes no responsibility under this contract other than to render the services called for hereunder in good faith and shall not be responsible for any action of the directors and officers of the Fund in following or declining to follow any advice or recommendation of the Adviser.

7.	Termination. As specified by section 15(a)(2) of the Act, this contract shall continue in effect for a period no more than two years from the date of its execution and thereafter it may be renewed for successive periods of one year, so long as such renewal is approved at least annually by the Board of Directors, including a majority of those Directors who are not affiliated with, or have an interest in the Adviser (the “Independent Directors”) or by vote of a majority of the outstanding voting securities. However, this contract may be terminated at any time, without the payment of any penalty, by the Board of Directors of the Fund or by vote of the majority of the outstanding voting securities of the Fund on no less than sixty days written notice to the Adviser. The contract is automatically terminated in the event of “assignment” by the Adviser, or any event that constitutes a change of control of the Adviser, as set forth under the Investment Advisers Act of 1940, as amended or Section 15 of the Investment Company Act of 1940, as amended.

8.	Assignment: This Agreement may not be assigned without the written consent of both parties and any assignment is subject to the Termination provisions in Section 7.

9.	Notices. Any notice report or other communication required or permitted to be given hereunder shall be in writing and shall be mailed to the following addresses of the parties thereto:

The Fund: Volumetric Fund, Inc.

87 Violet Drive

Pearl River, New York 10965

The Adviser: Volumetric Advisers, Inc.

87 Violet Drive

Pearl River, New York 10965

In witness whereof, the parties hereto have caused this contract to be executed by their officers, thereunto duly authorized as of the day and year first above written.

Volumetric Fund, Inc.

By

___________________________

Independent Director

December 3, 2025

Volumetric Advisers, Inc.

By

_____________________________

December 3, 2025 Jeffrey Gibs

President

Volumetric Advisers, Inc.